SUB-ITEM 77(C)
                   MATTERS SUBMITTED TO VOTE OF SHAREHOLDERS

The initial shareholder of Brown Advisory International Fund (the "Fund"), a series of the Registrant, approved the Fund's Investment Advisory Agreement between the Registrant and Brown Investment Advisory Inc. by unanimous consent on January 24, 2003.

The initial shareholder of Brown Advisory Value Equity Fund (the "Fund"), a series of the Registrant, approved the Fund's Investment Advisory Agreement between the Registrant and Brown Investment Advisory Inc. by unanimous consent on January 24, 2003.